FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of December 2004

KERZNER INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):

This Current Report on Form 6-K is incorporated by reference into
(i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110,
(ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,

(iii) Form S-8 filed on December 10, 2004, File No. 333-121164,

(iv) Form S-8 filed on October 11, 2002, File No. 333-100522,
(v) Form S-8 filed on December 7, 2000, File No. 333-51446, and
(vi) Form S-8 filed on December 17, 1996, File No. 333-1540.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 28, 2004	KERZNER INTERNATIONAL LIMITED

		By:	/s/John R. Allison
		Name:	John R. Allison
		Title:	Executive Vice President
Chief Financial Officer

EXHIBIT LIST

Exhibit	Description

99(1)	PRESS RELEASE ON DECEMBER 27, 2004 KERZNER ISSUES STATEMENT FOLLOWING EVENTS IN SOUTHERN ASIA